**Mercedes-Benz Auto Receivables Trust 2013-1**

**Investor Report**

Collection Period Ended     29-Feb-2016

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 32 | | | |
| Collection Period (from... to) | 1-Feb-2016 | 29-Feb-2016 | | |
| Determination Date | 11-Mar-2016 | | | |
| Record Date | 14-Mar-2016 | | | |
| Distribution Date | 15-Mar-2016 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 16-Feb-2016 | 15-Mar-2016 | Actual/360 Days | 28 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Feb-2016 | 15-Mar-2016 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 278,900,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 305,600,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 275,500,000.00 | 60,399,769.12 | 47,075,630.96 | 13,324,138.16 | 48.363478 | 0.170873 |
| Class A-4 Notes | 115,000,000.00 | 115,000,000.00 | 115,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **975,000,000.00** | **175,399,769.12** | **162,075,630.96** | **13,324,138.16** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 24,950,218.09 | 24,998,755.45 | 24,998,755.45 | |
| Adjusted Pool Balance | 999,950,218.09 | 200,398,524.57 | 187,074,386.41 | |
| Yield Supplement Overcollateralization Amount | 38,846,335.94 | 7,128,911.17 | 6,583,768.54 | |
| **Pool Balance** | **1,038,796,554.03** | **207,527,435.74** | **193,658,154.95** | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 24,950,218.09 | 2.50% |
| Target Overcollateralization Amount | 24,998,755.45 | 2.50% |
| Current Overcollateralization Amount | 24,998,755.45 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.220000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.500000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.780000% | 39,259.85 | 0.142504 | 13,363,398.01 | 48.505982 |
| Class A-4 Notes | 1.130000% | 108,291.67 | 0.941667 | 108,291.67 | 0.941667 |
| **Total** | | **$147,551.52** | | **$13,471,689.68** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 13,766,582.73 | (1) Total Servicing Fee | 172,939.53 |
| Interest Collections | 488,825.71 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 0.00 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 138,112.92 | (3) Interest Distributable Amount Class A Notes | 147,551.52 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 2,197.87 | (6) Regular Principal Distributable Amount | 13,324,138.16 |
| **Available Collections** | **14,395,719.23** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Available Funds** | **14,395,719.23** | (9) Excess Collections to Certificateholders | 751,090.02 |
| | | **Total Distribution** | **14,395,719.23** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 172,939.53 | 172,939.53 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 147,551.52 | 147,551.52 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 39,259.85 | 39,259.85 | 0.00 |
| thereof on Class A-4 Notes | 108,291.67 | 108,291.67 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 147,551.52 | 147,551.52 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 13,324,138.16 | 13,324,138.16 | 0.00 |
| Aggregate Principal Distributable Amount | 13,324,138.16 | 13,324,138.16 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 2,499,875.55 |
| Reserve Fund Amount - Beginning Balance | 2,499,875.55 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 367.02 |
| minus Net Investment Earnings | 367.02 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,499,875.55 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 367.02 |
| Net Investment Earnings on the Collection Account | 1,830.85 |
| Investment Earnings for the Collection Period | 2,197.87 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,038,796,554.03 | 37,777 |
| Pool Balance beginning of Collection Period | 207.527.435.74 | 15.705 |
| Principal Collections | 9,506,357.88 | |
| Principal Collections attributable to Full Pay-offs | 4,260,224.85 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 102,698.06 | |
| Pool Balance end of Collection Period | 193,658,154.95 | 15,238 |
| Pool Factor | 18.64% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 2.85% | 2.73% |
| Weighted Average Number of Remaining Payments | 50.26 | 24.10 |
| Weighted Average Seasoning (months) | 12.41 | 40.97 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 191,431,636.68 | 15,121 | 98.85% |
| 31-60 Days Delinquent | 1,664,057.27 | 87 | 0.86% |
| 61-90 Days Delinquent | 482,162.26 | 24 | 0.25% |
| 91-120 Days Delinquent | 80,298.74 | 6 | 0.04% |
| Total | 193,658,154.95 | 15,238 | 100.00% |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 102,698.06 | 5 | 6,514,374.85 | 257 |
| Principal Net Liquidation Proceeds | - | | 398,302.03 | |
| Principal Recoveries | 135,195.38 | | 3,121,087.05 | |
| Principal Net Loss / (Gain) | (32,497.32) | | 2,994,985.77 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.194%) |
| Prior Collection Period | 0.054 % |
| Second Prior Collection Period | 0.319 % |
| Third Prior Collection Period | 0.518 % |
| Four Month Average | 0.174% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.288% |
| **Average Net Loss / (Gain)** | 11,653.64 |

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.